UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           MERIT MEDICAL SYSTEMS, INC.
                          ---------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ---------------------------
                         (Title of Class of Securities)

                                    58988910
                                -----------------
                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                                 18 Bank Street
                               Summit, N.J. 07901
                          ---------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 25, 1999
                          ---------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                            Page 2 of 8 Pages
============= ==================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    The Vertical Fund Associates, L.P.
============= ==================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                        (b)|_|
============= ==================================================================
3             SEC USE ONLY
============= ==================================================================
4             SOURCE OF FUNDS*
                                    WC
============= ==================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
============= ==================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
=========================== ====================================================
NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                467,550
EACH REPORTING PERSON       ====================================================
WITH                        8  SHARED VOTING POWER

                            ====================================================
                            9  SOLE DISPOSITIVE POWER
                                     467,550
                            ====================================================
                            10  SHARED DISPOSITIVE POWER

                            ====================================================
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    467,550
============= ==================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       |_|
============= ==================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
============= ==================================================================
14            TYPE OF REPORTING PERSON*
                                    PN
============= ==================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                           Page 3 of 8 Pages
============= ==================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    Vertical Life Sciences, L.P.
============= ==================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                       (b) |_|
============= ==================================================================
3             SEC USE ONLY
============= ==================================================================
4             SOURCE OF FUNDS*
                                    WC
============= ==================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
============= ==================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
=========================== ====================================================
NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                360,850
EACH REPORTING PERSON       ====================================================
WITH                        8  SHARED VOTING POWER

                            ====================================================
                            9  SOLE DISPOSITIVE POWER
                                     360,850
                            ====================================================
                            10  SHARED DISPOSITIVE POWER

                            ====================================================
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    360,850
============= ==================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       |_|
============= ==================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
============= ==================================================================
14            TYPE OF REPORTING PERSON*
                                    PN
============= ==================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                            Page 4 of 8 Pages
============= ==================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    Stephen D. Baksa
============= ==================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|
============= ==================================================================
3             SEC USE ONLY
============= ==================================================================
4             SOURCE OF FUNDS*
                                    PF
============= ==================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
============= ==================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.
=========================== ====================================================
NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                  75,000
EACH REPORTING PERSON
WITH
                            ====================================================
                            8  SHARED VOTING POWER
                                      828,400
                            ====================================================
                            9  SOLE DISPOSITIVE POWER
                                      75,000
                            ====================================================
                            10  SHARED DISPOSITIVE POWER
                                      828,400
                            ====================================================
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    903,400
============= ==================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       |_|
============= ==================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
============= ==================================================================
14            TYPE OF REPORTING PERSON*
                                    IN
============= ==================================================================

         This Amendment No. 6 to Statement on Schedule 13D (as heretofore amended, the "Statement") with respect to the Common Stock of Merit Medical Systems, Inc. (the "Issuer")("MMSI Common Stock") is filed by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences")(together, the "Partnerships") and Stephen D. Baksa ("Baksa")(the Partnerships and Baksa being hereinafter referred to collectively as the "Reporting Persons") in order to amend Items 4 and 7 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

         Item 4. Purpose of Transaction.

         The Reporting Persons have acquired the Shares for investment and, depending on prevailing market prices and other factors, may purchase additional shares of MMSI Common Stock or sell some or all of the Shares from time to time. Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

         On May 25, 1999, the Reporting Persons sent a letter to Fred P. Lampropoulos, the Issuer's President, outlining the Reporting Persons' views concerning (i) the appropriate policy relating to the level of outstanding stock options that the Issuer should follow and (ii) the desirability of the Issuer exploring strategic alternatives, including a possible merger transaction with a large-capitalization medical technology company, in order to maximize shareholder value. A copy of such letter is filed herewith as Exhibit 2 and incorporated herein by reference.

         Item 7. Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Agreement dated May 13, 1997 (previously filed).

         Exhibit 2 - Letter dated May 25, 1999 from John E. Runnells to Fred P. Lampropoulos (filed herewith).

         Signature.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 to Statement on Schedule 13D is true, complete and correct.

June 2, 1999                                 VERTICAL FUND ASSOCIATES, L.P.

                                             BY:  THE VERTICAL GROUP, L.P.
                                                     General Partner



                                             By: /s/ John E. Runnells
                                                 ----------------------------
                                                  John E. Runnells
                                                  General Partner

                                             VERTICAL LIFE SCIENCES, L.P.
                                             BY:  THE VERTICAL GROUP, L.P.
                                                     General Partner


                                             By: /s/ John E. Runnells
                                                 ---------------------------
                                                 John E. Runnells
                                                 General Partner

                                             /s/ Stephen D. Baksa
                                             -------------------------------
                                                 Stephen D. Baksa